November 7, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Attention:  Rufus Decker

Lisa Etheredge

Re:          Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 22, 2012

Response dated October 19, 2012

File No. 0-20086

Dear Mr. Decker and Ms. Etheredge:

Set forth below are the responses of Universal Hospital Services, Inc. (the “Company”) to the comments raised in the letter dated October 29, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing. For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s response to each comment.  We appreciate the time and effort the Staff has dedicated to reviewing our disclosures.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Medical Equipment Outsourcing Segment – Manage & Utilize, page 41

We have reviewed your response dated October 19, 2012.  We believe that the misclassification of gains on recalled infusion pumps constitutes a material error in your financial statements.  Please amend the financial statements included in your December 31, 2011 Form 10-K as well as those included in your March 31, 2012 and June 30, 2012 Forms 10-Q accordingly.  In doing so, please ensure that your amended filings address the following:

•                  Provide the disclosures required by ASC 250-10-50, as well as a clear description of the error that was detected and subsequently corrected;

•                  Ensure that the auditor’s opinion includes an explanatory paragraph making reference to the restatement;

•                  Consider the restatement’s impact on your previous assessments of the effectiveness of your disclosure controls and procedures and internal control over financial reporting;

•                  Ensure that the management certifications included with your amended filings are currently dated and make reference to the Forms 10-K/A and 10-Q/A; and

•                  Consider the need to file an Item 4.02 Form 8-K regarding this restatement.

Response:

The Company will restate its financial statements included in the December 31, 2011 Form 10-K as well as those included in the March 31, 2012 and June 30, 2012 Form 10-Q to reflect the gains on recalled infusion pumps as a reduction of cost of sales rather than revenue. We intend to file the December 31, 2011 Form 10-K/A, March 31, 2012 Form 10-Q/A and June 30, 2012 Form 10-Q/A on November 7, 2012. We will ensure that the amended filings address the following:

•                  As required by ASC 250-10-50, we will disclose that our previously issued financial statements have been restated, along with a description of the nature of the error. We will also disclose the effect of the correction on each financial statement line item for each period presented.

•                  The auditor’s opinion will include an explanatory paragraph making reference to the related footnote in the financial statements describing the restatement.

•                  Management has considered the restatement’s impact on the previous assessments of the effectiveness of our disclosure controls and procedures and internal control over financial reporting and will revise our conclusion on Item 9A of Form 10-K/A and Item 4 of Forms 10-Q/A regarding Controls and Procedures accordingly.

•                  Management certifications included in our amended filings will be currently dated and make reference to the Amendment No. 1 to the Forms 10-K/A and 10-Q/A.

•                  We will file Item 4.02 Form 8-K regarding this restatement on November 7, 2012.

*   *   *   *

We hope the foregoing has been responsive to the Staff’s comments.  Please address any questions to Scott Christensen at (952) 607-3087.

Sincerely,

/s/ Rex T. Clevenger	/s/ Scott A. Christensen

Rex T. Clevenger	Scott A. Christensen
Executive Vice President and Chief Financial Officer	Controller and Chief Accounting Officer

Cc:  Lee M. Pulju, General Counsel